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                              March 31, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 30,
2023
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2023 letter.

       Amendment No. 5 to Form S-1 filed on March 29, 2023

       Notes to Consolidated Financial Statements
       Note 9. Investments, page F-32

   1. Please address the following as it relates to your response and revised disclosures to prior comment 3.
                                                            Tell us where you
recorded the gain on sale of the Setopia Investment. In this regard, you state that you
acquired the investment in exchange for warrants totaling $635,000 and then sold it
for $710,171, which would appear to result in a gain of $75,171.
                                                            Further the $6,794
loss on sale of investments disclosed in Note 9 and in your
                                                            statement of
operations appears to relate to the sale of the SMC shares and not this
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
March 31, 2023
Page 2
           transaction. Please explain or revise as necessary.
             Revise your disclosures in Note 9 to more clearly disclose that the 500,000 warrants were exercised in exchange for the $635,000 Setopia bonds similar to your disclosures on page 67.
             As the acquisition of the Setopia investment appears to be a non-cash transaction, revise the table in Note 15 to reflect the exercise of warrants and the receipt of the investment.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                            Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                            Office of
Technology
March 31, 2023 Page 2
cc:       Matthew Ogurick, Esq.
FirstName LastName